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                                                                      Exhibit 9

                                        February 22, 1999



Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

BancBoston Robertson Stephens Inc.
Donaldson, Lufkin & Jenrette Securities
Corporation

c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York  10036

Morgan Stanley & Co. International Limited
Merrill Lynch International
BancBoston Robertson Stephens Inc.
Donaldson, Lufkin & Jenrette International
c/o Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
England

Dear Sirs and Mesdames:

         The undersigned understands that Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Morgan Stanley & Co. International Limited ("MSIL") propose to enter into an Underwriting Agreement with priceline.com Incorporated ("priceline.com") providing for the public offering (the "Public Offering") by the several underwriters, including Morgan Stanley and MSIL (the "Underwriters"), of shares of the Common Stock, par value $.01 per share, of priceline.com (the "Common Stock").

         To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees, that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, the undersigned will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the "Prospectus"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the

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economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, the undersigned will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

         Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between priceline.com and the Underwriters. In the event that the Public Offering shall not have been consummated on or before May 15, 1999, this Lock-Up Agreement shall be of no further force or effect.

                                     Very truly yours,

                                     DELTA AIR LINES, INC.



                                     By:      /s/ Warren Jenson
                                        -------------------------------------
                                         Name:  Warren C. Jenson
                                         Title:  Executive Vice President & CFO
                                         Address:  P.O. Box 20706
                                         Atlanta, Georgia  30320-6001